STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, NC 27804
252-972-9922

December 27, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Starboard Investment Trust (the “Trust”) File No. 333-159484 and 811-22298 Request for Withdrawal of Amendment

Ladies and Gentlemen,

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Trust's Post-Effective Amendment No. 392 filed with respect to the Levo Fund I (S000074233).  The post-effective amendment was filed on Form N-1A on August 23, 2021 (EDGAR Accession Number: 0001464413-21-000152).

This withdrawal is being requested as the advisor has determined not to proceed with the offering of the Fund as a series of the Trust.  No securities were sold in connection with the offering.

If you have any questions concerning the foregoing, please contact the undersigned at 252-984-3807.

Yours truly,

/s/ Tracie A. Coop
Tracie A. Coop, Secretary